Filed Pursuant to Rule 433
Dated April 22, 2009
Registration Statement No. 333-156929

GENERAL ELECTRIC CAPITAL CORPORATION

GLOBAL MEDIUM-TERM NOTES, SERIES G

(Senior Fixed Rate Notes pursuant to the FDICs Temporary Liquidity Guarantee Program)

This debt is guaranteed under the Federal Deposit Insurance Corporations Temporary Liquidity Guarantee Program and is backed by the full faith and credit of the United States. The details of the FDIC guarantee are provided in the FDICs regulations, 12 CFR Part 370, and at the FDICs website, www.fdic.gov/tlgp. The expiration date of the FDICs guarantee is the earlier of the maturity date of the debt or December 31, 2012.

Issuer:	General Electric Capital Corporation ("GE Capital")
Guarantor:	Federal Deposit Insurance Corporation ("FDIC")
Ratings:	Aaa/AAA
Trade Date:	April 22, 2009
Settlement Date (Original Issue Date):	April 27 2009
Maturity Date:	March 12, 2012
Principal Amount:	US $450,000,000
Price to Public (Issue Price):	100.758%
Agents Commission:	0.150%
All-in Price:	100.608%
Accrued Interest:	US $1,265,625
Net Proceeds to Issuer:	US $454,001,625
Ranking:	Senior
Treasury Benchmark:	1.375% due April 15, 2012
Treasury Yield:	1.327%
Spread to Treasury Benchmark (Plus or Minus):	Plus 0.65%
Reoffer Yield:	1.977%
Interest Rate Per Annum:	2.250%

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Filed Pursuant to Rule 433
Dated April 22, 2009
Registration Statement No. 333-156929

Interest Payment Dates:	Semi-annually on the 12th of each March and September, commencing September 12, 2009 and ending on the Maturity Date
Day Count Convention:	30/360, Following unadjusted
Business Day Convention:	New York
Denominations:	Minimum of $2,000 with increments of $1,000 thereafter
CUSIP:	36967HAN7
ISIN:	US36967HAN70
Common Code:	041792442
Method of Settlement:	Depository Trust Company (DTC), and its direct participants, including Euroclear and Clearstream, Luxembourg
Trustee:	The Bank of New York Mellon

Risk Factors

Investing in the Notes involves risks. See "Risk Factors" in Item 1A of our Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Information Relating to the FDIC Guarantee

Investors should be aware that the FDIC Guarantee (as defined in the prospectus supplement) is made pursuant to the FDICs regulations, 12 C.F.R. Part 370, as specified at the FDICs website, www.fdic.gov/tlgp. On March 17, 2009, the FDIC adopted an interim rule that extends the debt guarantee component of the Temporary Liquidity Guarantee Program to December 31, 2012 for debt issued on or after April 1, 2009. In addition, the interim rule extends to October 31, 2009 the date through which FDIC Guaranteed Notes (as defined in the prospectus supplement) may be issued. For purposes of debt issued under this pricing supplement, all references in the prospectus supplement to the expiration date of the FDIC Guarantee hereby are amended to refer to December 31, 2012 and all references to the date through which FDIC Guaranteed Notes may be issued hereby are amended to refer to October 31, 2009.

The regulations governing the FDIC Guarantee may be subject to interpretive decisions and rulemaking by the FDIC that could adversely affect how the FDIC Guarantee would apply to the Notes. The FDIC Guarantee is subject to additional risks as described in the prospectus supplement under "Risk Factors, Risks Relating to the FDIC Guarantee". See "FDIC Guarantee under the Temporary Liquidity Guarantee Program".

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Filed Pursuant to Rule 433
Dated April 22, 2009
Registration Statement No. 333-156929

Plan of Distribution

The Notes are being purchased by Banc of America Securities LLC (the "Underwriter"), as principal, at 100.758% of the aggregate principal amount less an underwriting discount equal to 0.150% of the principal amount of the Notes. The Notes will not be exclusively marketed and targeted to retail customers.

We have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Additional Information

Reopening of Issue

The Notes are intended to be fully fungible and be consolidated and form a single issue for all purposes with the Issuers issue of US$1,500,000,000 principal amount of Fixed Rate Notes due March 12, 2012 as described in the Issuers pricing supplement number 4911 dated March 9, 2009.

General

At the year ended December 31, 2008, we had outstanding indebtedness totaling $510.356 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year. The total amount of outstanding indebtedness at December 31, 2008, excluding subordinated notes and debentures payable after one year, was equal to $500.474 billion.

Consolidated Ratio of Earnings to Fixed Charges

The information contained in the Prospectus under the caption "Consolidated Ratio of Earnings to Fixed Charges" is hereby amended in its entirety, as follows:

Year Ended December 31,
2004	2005	2006	2007	2008
1.82	1.66	1.63	1.56	1.24

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, minority interest and fixed charges.

Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which we believe is a reasonable approximation of the interest factor of such rentals.

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT. THE INFORMATION ON THE INTERNET SITE OF THE FDIC IS NOT A PART OF THIS FREE WRITING PROSPECTUS OR ANY PROSPECTUS.

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Filed Pursuant to Rule 433
Dated April 22, 2009
Registration Statement No. 333-156929

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, the issuer or the underwriter participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC collect at 1-800-294-1322 (or you may e-mail a request to dg.prospectus_distribution@bofasecurities.com or Investor Communications of the issuer at 1-203-357-3950.